EXHIBIT 12.3

SIERRA PACIFIC POWER COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Nine Months Ended
	September 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004

EARNINGS AS DEFINED:
Income From Continuing Operations
after Interest Charges	$58,206	$68,052	$90,582	$65,667	$57,709	$52,074	$18,577
Income Taxes	25,926	29,423	37,603	26,009	27,829	28,379	325
Income From Continuing Operations
before Income Taxes	84,132	97,475	128,175	91,676	85,538	80,453	18,902

Fixed Charges	56,248	62,553	84,478	75,655	79,093	72,652	67,685
Capitalized Interest (allowance for borrowed funds used during construction)	(2,364)	(8,915)	(9,464)	(12,771)	(5,505)	(1,504)	(2,849)

Total	$138,016	$151,113	$203,199	$154,560	$159,126	$151,601	$83,738

FIXED CHARGES AS DEFINED:
Interest Expensed and Capitalized (1)	$56,248	$62,553	$84,478	$75,655	$79,093	$72,652	$67,685
Total	$56,248	$62,553	$84,478	$75,655	$79,093	$72,652	$67,685

RATIO OF EARNINGS TO FIXED CHARGES	2.45	2.42	2.41	2.04	2.01	2.09	1.24

(1)	Includes amortization of premiums, discounts, capitalized debt expense and interest component of rent expense.

For the purpose of calculating the ratios of earnings to fixed charges, “Fixed charges” represent the aggregate of interest charges on short-term and long-term debt (whether expensed or capitalized) and the portion of rental expense deemed attributable to interest.  “Earnings” represents pre-tax income (or loss) from continuing operations before, solely with respect to the years ended December 31, 2006, 2005 and 2004,  pre-tax preferred stock dividend requirement plus fixed charges (excluding capitalized interest).